SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

51147, INC.

COMMON STOCK

CUSIP NUMBER

Anslow & Jaclin, LLP

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

November 8, 2005

_____________________________

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Michael A. Zahorik

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions):	AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 100,000

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 100,000

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 100%

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock of:

51147, Inc

520 S. Snowmass Circle

Superior, Colorado 80027

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name:	Michael A. Zahorik

(b)	Address:	520 S. Snowmass Circle
Superior, Colorado 80027

(c)       Mr. Zahorik is president of Zahorik Professional Group (“ZPG”), which is a consulting group of financial and legal professionals. Mr. Zahorik has extensive experience in the areas of securities, corporate and business litigation and transactions and has advised management and boards of directors through numerous successful public and private transactions. Prior to forming ZPG, Mr. Zahorik served as COO, General Counsel, Executive Vice President, and Secretary of a NASDAQ listed company. Mr. Zahorik has served as senior litigation partner for various Denver area law firms. Mr. Zahorik has a Bachelors degree from the University of Colorado and a Juris Doctorate from the University of Denver. Mr. Zahorik is admitted to practice law in Colorado, Texas, and other Federal districts and circuits.

(d) - (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Michael A. Zahorik, acquired 100,000 shares of the Issuer and paid a total sum of $36,000.00 from his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was based on the transaction described in Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Mr. Zahorik’s pecuniary and beneficial securities interest in the Issuer represented 100% of the total issued and outstanding common shares of the Issuer on the Date of the Event.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Stock Purchase Agreement between Issuer and Mr. Zahorik attached as an exhibit to 51147 Inc.’s Form 8-K filed November 8, 2005, is hereby incorporated by reference into this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2005

Signatures:

/s/  Michael A. Zahorik

MICHAEL A. ZAHORIK